SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

CSK AUTO, INC.

(Name of Subject Company (Issuer))

CSK AUTO, INC. (issuer)

O’REILLY AUTOMOTIVE, INC. (guarantor and indirect parent of issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

6 3/4% Exchangeable Senior Notes due 2025

(Title of Class of Securities)

12637KAK7

(CUSIP Number of Class of Securities)

Copy to:
Greg Henslee Chief Executive Officer and Co-President O’Reilly Automotive, Inc. 233 South Patterson Springfield, Missouri 65802 (417) 862-6708	Peter C. Krupp Kimberly A. deBeers Skadden, Arps, Slate, Meagher & Flom LLP 155 N. Wacker Dr. Chicago, Illinois 60606 (312) 407-0700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$92,004,000	$6559.89***

*	Calculated solely for purposes of determining the filing fee based on transaction valuation of $92,004,000.
**	Calculated pursuant to Section 13(e) of the Securities Exchange Act of 1934, SEC Release No. 34-59850 and SEC press release number 2010-173 (dated September 29, 2010) as 0.0000713 multiplied by the transaction valuation.
***	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2010 (the “Schedule TO”) by CSK Auto, Inc., an Arizona corporation (“CSK” or the “Company”). The Schedule TO relates to the right of each holder (each, a “Holder”) of the Company’s 6 3/4% Exchangeable Senior Notes due 2025 (the “Notes”) to sell, and the obligation of the Company to purchase, the Notes upon the terms and subject to the conditions set forth in the Indenture, dated as of December 19, 2005, among the Company, CSK Auto Corporation, the subsidiary guarantors named therein, and The Bank of New York Mellon Trust Company, N.A. (formerly known as The Bank of New York Trust Company, N.A.), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 30, 2005, the Second Supplemental Indenture, dated as of July 27, 2006, the Third Supplemental Indenture, dated as of July 11, 2008 and the Fourth Supplemental Indenture, dated as of December 31, 2008 (the “Indenture”). Pursuant to the terms of the Third Supplemental Indenture, dated as of July 11, 2008, O’Reilly Automotive, Inc. (“O’Reilly”) agreed to become a guarantor, on a subordinated basis, of the $100 million principal amount of the Notes originally issued by the Company. The right of a Holder to require the Company to purchase the Notes is described in the Notice to Holders of the 6 3/4% Exchangeable Senior Notes due 2025 issued by the Company, dated November 15, 2010 (the “Company Repurchase Notice”), and the related notice materials previously filed as exhibits to the Schedule TO (which Company Repurchase Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Put Option”)

This Amendment is being filed to report the final results of the Put Option. This Amendment amends only the items in the Schedule TO that are being amended, and unaffected terms are not included herein. Except as specifically set forth herein, this Amendment does not modify any of the information previously reported in the Schedule TO. All capitalized terms in this Amendment that are not otherwise defined have the respective meanings ascribed to them in the Schedule TO. You should read this Amendment together with the Schedule TO and the Company Notice.

This Amendment and the Schedule TO are intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

Item 1.	Summary Term Sheet.

Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

The Put Option expired at 5:00 p.m., New York City time, on December 14, 2010. The Company has been advised by The Bank of New York Mellon Trust Company, N.A., the Paying Agent, that no Notes were tendered pursuant to the Put Option. Immediately after the expiration of the Put Option, $89,000,000 aggregate principal amount of Notes remained outstanding. The Company has issued a redemption notice for the redemption of all the outstanding Notes on December 21, 2010 for a redemption price in cash equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest on the Notes to, but not including, the redemption date.

Item 4.	Terms of the Transaction.

The information in Item 1 of this Amendment is incorporated by reference in this Item 4.

Item 11.	Additional Information.

The information in Item 1 of this Amendment is incorporated by reference in this Item 11.

Item 12.	Exhibits.

(a)(1)(A)*	Company Repurchase Notice to Holders of 6 3/4% Exchangeable Senior Notes due 2025, dated November 15, 2010.

(a)(5)(A)*	Press release regarding repurchase of Notes issued by the Company on November 15, 2010.

(b)	Credit Agreement, dated as of July 11, 2008, among O’Reilly as the lead Borrower itself and the other Borrowers from time to time party thereto, the Guarantors from time to time party thereto, Bank of America N.A., as Administrative Agent, Collateral Agent, L/C Issuer, and Swing Line Lender, the Lenders from time to time party thereto, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(1)	Indenture, dated as of December 19, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc. as guarantors, and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.2 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(2)	First Supplemental Indenture, dated as of December 30, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(3)	Second Supplemental Indenture, dated as of July 27, 2006, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.4 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(4)	Third Supplemental Indenture, dated as of July 11, 2008, among O’Reilly Automotive, Inc., CSKAUTO.COM, Inc., CSK, CSK Auto Corporation, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.5 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(5)	Fourth Supplemental Indenture, dated as of December 31, 2008, among O’Reilly Automotive, Inc., CSK Auto Corporation, CSKAUTO.COM, Inc. and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated December 31, 2008).

(d)(6)	O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (incorporated by reference to Exhibit 4.1 to O’Reilly’s Registration Statement on Form S-8, File No. 33-73892).

(d)(7)	O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.8 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(8)	O’Reilly Automotive, Inc. Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(9)	O’Reilly Automotive, Inc. Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(10)	O’Reilly Automotive, Inc. Performance Incentive Plan (incorporated by reference to Exhibit 10.18 (a) to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 1996).

(d)(11)	Second Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.20 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

(d)(12)	Third Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.21 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(13)	First Amendment to O’Reilly Automotive, Inc. Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.22 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(14)	O’Reilly Automotive, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CSK AUTO, INC.

By:	/S/ THOMAS G. MCFALL
Name:	Thomas G. McFall
Title:	Chief Financial Officer

Dated: December 15, 2010

O’REILLY AUTOMOTIVE, INC.

By:	/S/ THOMAS G. MCFALL
Name:	Thomas G. McFall
Title:	Chief Financial Officer

Dated: December 15, 2010

EXHIBIT INDEX

(a)(1)(A)*	Company Repurchase Notice to Holders of 6 3/4% Exchangeable Senior Notes due 2025, dated November 15, 2010.

(a)(5)(A)*	Press release regarding repurchase of Notes issued by the Company on November 15, 2010.

(b)	Credit Agreement, dated as of July 11, 2008, among O’Reilly as the lead Borrower itself and the other Borrowers from time to time party thereto, the Guarantors from time to time party thereto, Bank of America N.A., as Administrative Agent, Collateral Agent, L/C Issuer, and Swing Line Lender, the Lenders from time to time party thereto, and the other agents party thereto (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(1)	Indenture, dated as of December 19, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc. as guarantors, and the Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.2 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(2)	First Supplemental Indenture, dated as of December 30, 2005, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.3 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(3)	Second Supplemental Indenture, dated as of July 27, 2006, among CSK, CSK Auto Corporation, CSKAUTO.COM, Inc., and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.4 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(4)	Third Supplemental Indenture, dated as of July 11, 2008, among O’Reilly Automotive, Inc., CSKAUTO.COM, Inc., CSK, CSK Auto Corporation, and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.5 to O’Reilly’s Current Report on Form 8-K dated July 11, 2008).

(d)(5)	Fourth Supplemental Indenture, dated as of December 31, 2008, among O’Reilly Automotive, Inc., CSK Auto Corporation, CSKAUTO.COM, Inc. and The Bank of New York Mellon Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 10.1 to O’Reilly’s Current Report on Form 8-K dated December 31, 2008).

(d)(6)	O’Reilly Automotive, Inc. Profit Sharing and Savings Plan (incorporated by reference to Exhibit 4.1 to O’Reilly’s Registration Statement on Form S-8, File No. 33-73892).

(d)(7)	O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.8 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(8)	O’Reilly Automotive, Inc. Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(9)	O’Reilly Automotive, Inc. Director Stock Option Plan (incorporated by reference to Exhibit 10.10 to O’Reilly’s Registration Statement on Form S-1, File No. 33-58948).

(d)(10)	O’Reilly Automotive, Inc. Performance Incentive Plan (incorporated by reference to Exhibit 10.18 (a) to O’Reilly’s Annual Shareholders’ Report on Form 10-K for the year ended December 31, 1996).

(d)(11)	Second Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.20 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended June 30, 1997).

(d)(12)	Third Amendment to O’Reilly Automotive, Inc. 1993 Stock Option Plan (incorporated by reference to Exhibit 10.21 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(13)	First Amendment to O’Reilly Automotive, Inc. Directors’ Stock Option Plan (incorporated by reference to Exhibit 10.22 to O’Reilly’s Amended Quarterly Report on Form 10-Q/A for the quarter ended March 31, 1998).

(d)(14)	O’Reilly Automotive, Inc. Deferred Compensation Plan (incorporated by reference to Exhibit 10.23 to O’Reilly’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998).

*	Previously filed.